Exhibit 4.1

VIA FACSIMILE: (617) 523-1697

May 5, 2006

Douglas Tindle, Vice President

Wells Fargo Foothill, Inc.

One Boston Place, 18th Floor

Boston, Massachusetts 02103

RE:	ThermaClime, Inc. Loan and Security Agreement dated April 13, 2001, as amended (the “Loan Agreement”)

Dear Doug:

LSB Industries, Inc. (“LSB”) will loan ThermaClime, Inc. (“ThermaClime”) $6.4 million (the “LSB Loan”), so that ThermaClime can redeem all of its outstanding 10 3/4% Senior Notes due 2007 (the “Senior Notes”). The LSB Loan will be evidenced by a term promissory note, in the form attached hereto, bearing interest at a rate of 10 3/4% that will mature on December 1, 2009. The LSB Loan is permitted under the terms of the Loan Agreement since indebtedness owing by any Borrower (ThermaClime) to any Guarantor (LSB) is deemed permitted indebtedness under the Loan Agreement. It is expected that redemption will occur in late May or June, 2006. $6.3 million of principal remains outstanding under the Senior Notes.

Under the terms of the Loan Agreement, except under certain conditions which are not applicable in this case, ThermaClime may not repurchase any Senor Notes. Accordingly, ThermaClime, as administrative borrower, hereby requests that Wells Fargo Foothill, as the arranger and administrative agent for the Lenders party to the Loan Agreement (“Wells Fargo Foothill”), consent to the redemption of the Senior Notes by ThermaClime, by signing below where indicated.

Please feel free to contact me with any questions. Thank you.

Sincerely,

/s/ David M. Shear
David M. Shear
General Counsel

16 South Pennsylvania Avenue • Oklahoma City, Oklahoma 73107 • Phone: (405) 235-4546 • Facsimile: (405) 236-1209

Douglas Tindle, Vice President

Wells Fargo Foothill, Inc.

May 5, 2006

CONSENT

Notwithstanding the terms of the Loan and Security Agreement, Wells Fargo Foothill hereby consents to the redemption of the Senior Notes by ThermaClime.

WELLS FARGO FOOTHILL

By:	/s/ Douglas Tindle
Douglas Tindle, Vice President